EXHIBIT 99.1

NXT Energy Solutions Announces Release Date for its 2018 Year-End Results and Conference Call

CALGARY, Alberta, March 26, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) announces it will release its 2018 year-end financial and operating results for the year ended December 31, 2018, on Monday, April 1, 2019 after 4:00 p.m. Eastern Time (2:00 p.m. Mountain Time). A conference call to discuss the 2018 year-end results will be held on the same day at 4:30 p.m. Eastern Time (2:30 p.m. Mountain Time), Monday April 1, 2019. In addition to the year-end results, the Company will provide a business development update.

Details of the conference call are as follows:

Date:	Monday, April 1, 2019
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
North American participants call:	1-888-378-4398
International Dial In Numbers:	https://www.confsolutions.ca/ILT?oss=7P1R8009525114
Participant Pass Code	368019#

NXT’s 2018 year-end financial and operating results will be filed in Canada on SEDAR at www.sedar.com and will be available in the USA on EDGAR at www.sec.gov/edgar. The financial and operating results will also available on NXT’s website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com